UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Ergen, Charles W.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer and President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Class A Common Stock         |12/20/|G   |4,000             |D (|           |                   |      |                           |
                             |00    |    |                  |1) |           |                   |      |                           |
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Class A Common Stock         |12/20/|G   |4,000             |A (|           |857,640            |D     |                           |
                             |00    |    |                  |1) |           |                   |      |                           |
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                             |      |    |                  |   |           |4,800              |I     |(1)                        |
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                             |      |    |                  |   |           |17,825             |I     |(2)                        |
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                             |      |    |                  |   |           |100                |I     |(3)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option (R|$36.4199|6/30/|A   |500,000    |A  |(4)  |6/30/|Class A Comm|500,000|       |500,000     |   |            |
ight to Buy)            |        |00   |    |           |   |     |05   |on Stock    |       |       |            |   |            |
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
Explanation of Responses:
(1) On December 1, 2000, the reporting person contributed 4,000 additional shares to the reporting person's minor children. The shares are held by the reporting person's spouse as custodian for the reporting person's minor children.
(2) On March 8, 2000, the Company issued an additional 60,000 shares of Class A Common Stock to EchoStar Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The
number of shares reported in column 5 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive, but no voting power with respect to the
shares.
(3) The shares are in the name of the reporting person's
spouse.
(4) The shares underlying the option vest at the rate of 20% per year, commencing on June 30, 2001.
SIGNATURE OF REPORTING PERSON
                 /s/ Charles Ergen
DATE
              1/6/01